Filed Pursuant to Rule 433
Registration No. 333-265361
February 19, 2025

The following information is a Notice of Fund Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”). For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), visit LincolnFinancial.com/RetirementInfoCenter or log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

[LINCOLN FINANCIAL LOGO]	Lincoln Financial
150 N. Radnor Chester Road
Radnor, PA 19087
LincolnFInancial.com

February 19, 2025
Notice of Fund Changes (“Notice”) for:
Lincoln National Corporation Deferred Compensation Plan
for Agents and Brokers

Dear Plan Participant:

The following information is a Notice relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”). For more information about each of the investment options offered under the Plan1 (except for the LNC Stock Fund), you should visit LincolnFinancial.com/RetirementInfoCenter or log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

Effective March 24, 2025, the Target Retirement 2020 Fund – Class M (“2020 Fund”) will merge into and become part of the Target Retirement Income Fund – Class M. The Target Retirement Income Fund, designed for those participants who are in retirement, does not evolve its mix of stocks and bonds. As such, it has the lowest exposure to stocks compared to other State Street Target Retirement Funds. Effective March 31, 2025, the “Target Retirement Income Fund” will be renamed as the “Target Retirement Fund”.

The 2020 Fund was designed to evolve to reduce its exposure to stocks until its mix of investments matched the newly renamed Target Retirement Fund (i.e., they eventually would have the same asset allocation). Because the 2020 Fund now mirrors the Target Retirement Fund, the 2020 Fund is being merged into the Target Retirement Fund.

Any account balances you have in, and/or future deferral investment elections going to the 2020 Fund as of the close of business on March 24, 2025 will automatically be mapped (or transferred) as shown in the chart below. Any contributions received on or after March 24, 2025, that are directed to the investment
1 Reminder, your Plan account is not actually invested in the investment options offered under the Plan. Instead, the performance of the investment options is used solely as a measure to calculate the value of your Plan account, and eventual benefit. This is sometimes referred to as “phantom” or “notional” investing.

option being eliminated, will be mapped as shown in the chart below. Because this mapping (or transfer) is automatic, you do not need to take any action.

For purposes of clarity, the terms “mapped” and “mapping” refer to your future contributions, while “transferred” and “transfer” refer to your existing account balances.

If you are currently invested in the following investment option being eliminated:		Your balance and investment elections will be transferred to this existing investment option:
85744W721	State Street Target Retirement 2020 Non-Lending Series Fund Class M	85744W630	State Street Target Retirement Non-Lending Series Fund Class M
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

Eliminated Investment Option Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
State Street Target Retirement 2020 Non-Lending Series Fund Class (85744W721)	0.07%	$.70	0.07%	$.07	7.17%	4.87%	5.40%	7.96%	6/30/2009

Existing/Map Investment Option Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
State Street Target Retirement Non-Lending Series Fund Class M (85744W630)	0.07%	$.70	0.07%	$.70	6.92%	4.37%	4.44%	5.62%	6/30/2009
Average returns provided are representative of performance as of December 31, 2024.

Also, effective March 24, 2025, the newest addition to the State Street Target Retirement Fund options – the Target Retirement 2070 Fund – Class M (“2070 Fund”) will be added to the Plan. The 2070 Fund, designed for those participants whose retirement is over 40 years away, invests in a mix of stocks and bonds and will adjust its mix of investments automatically over time to stay appropriate with a participant’s age.

New Investment Option Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
State Street Target Retirement 2070 Fund Class M (856917422)	0.07%	$.70	0.07%	$.70	n/a	n/a	n/a	12/31/24

Note: For any participant who failed to make an affirmative investment election under the Plan, accounts and contributions are defaulted into the State Street Target Retirement Non-Lending Series Fund that most closely matches the year in which the participant attains age 65.

If your contributions have been defaulted into the State Street Target Retirement 2065 Fund (“2065 Fund”) but the 2070 Fund more appropriately matches the year in which you attain age 65, your account balance in the 2065 Fund will transfer automatically into the 2070 Fund. Future contributions will also be directed to the 2070 Fund. If this situation applies to you and you do not want your account balance transferred from the 2065 Fund to the 2070 Fund, an investment change can be made by logging on to your account at Nolan Financial Group’s website at www.nolanlink.com.

Actions to consider

Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account to be mapped (or transferred) as indicated, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. ET on March 24, 2025. Please note that you cannot choose to keep any investments in or transfer any investments to the investment option being eliminated. For more information on the available investment options, visit LincolnFinancial.com/RetirementInfoCenter or log on to your account at Nolan Financial Group’s website at www.nolanlink.com.

Please be sure to make any changes prior to 4:00 p.m. ET on March 24, 2025 if you do not want the mapping (or transfer) to occur. Of course, you could also wait until after the automatic mapping (or transfer) occurs if you wish to exchange investment options or change where your future deferrals are invested.

Any transactions requested on March 24, 2025, (such as fund transfers) will not be processed while the fund change is being made but will process as soon as administratively feasible once the fund change is completed. All accounts will continue to be credited with investment results during the change.
Participants in any of Lincoln’s other non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same investment options as the Plan will be impacted by these changes at the same time.

Questions?

Participants with any questions about these changes or who would like to change their current account balance and/or investment elections under the Plan, should visit LincolnFinancial.com/RetirementInfoCenter or log on to their account at Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633. For more information about the Plan, please review the Plan’s current Summary Plan Description/Prospectus.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * * *

All of the internet website addresses are provided for your convenience. None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer will arrange to send you the Summary Plan Description/Prospectus if you request it by calling Nolan Financial Group at 888-907-8633.

Lincoln Financial is the marketing name for Lincoln National Corporation and its affiliates. Affiliates are separately responsible for their own financial and contractual obligations.
3